March 14, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Melissa N. Rocha
Senior Assistant Chief Accountant

	Re:	RPM International Inc.
Form 10-K for the Fiscal Year Ended May 31, 2013
Filed July 24, 2013
Definitive Proxy Statement on Schedule 14A
Filed August 27, 2013
File No. 1-14187

Dear Ms. Rocha:

On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated February 14, 2014. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.

Form 10-K for the year ended May 31, 2013

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

General

SEC Comment #1:

We note that in your earnings call for the fourth quarter of 2013 and the first quarter of 2014, you provide a market outlook and commentary on your industry, specifically with respect to raw materials. We note, for example, that you discuss, among other things, the long-term challenges and uncertainty of your commodity and chemical supply base as

Securities and Exchange Commission

March 14, 2014

cracking and refining moves increasingly to gas, with associated ethylene and other chemical by-products, versus oil and polypropylene, which are used in a lot of commodity chemicals that comprise your products. With a view toward future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filings to help investors ascertain the likelihood that past performance is indicative of future performance. In future filings, please also include more fulsome discussion regarding the impact of the availability of raw materials and fluctuations in raw material costs on the company’s operating results, including a discussion of how changes in raw material costs have impacted margins and the ability of the company to pass on increases in costs of raw materials. See item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:

In a response to an analyst’s question about raw material costs during the Company’s October 9, 2013 first quarter 2014 earnings conference call, the Company’s Chief Executive Officer remarked that the current outlook on raw material costs was relatively flat, with no impact on pricing during the quarter. The Chief Executive Officer went on to mention two “longer term” dynamics that the Company monitors, including (i) the addition of chemical industry capacity in Asia and (ii) the change in the United States from oil cracking to gas cracking. The Company has not experienced any material changes to its raw material costs or availability as a result of these two longer term dynamics to date, nor does it know of any developments in its business that suggest that these dynamics have resulted in discernible trends that are reasonably likely to have material effects on its financial condition or results of operations. Instead, the comments represent speculation about potential macroeconomic factors that might conceivably influence raw material costs or availability at some point in the future. As such, the Company submits that they are appropriately addressed by the existing cautionary disclosures under the captions “Risk Factors” and “Business—Raw Materials” disclosure set forth below.

Section III.B.3 of SEC Release No. 33-8350 and Section III.B of SEC Release No. 33-6835 make a clear distinction between “currently known trends, events, and uncertainties that are reasonably expected to have material effects” and “anticipating a future trend or event or anticipating a less predictable impact of a known event, trend or uncertainty.” For currently known trends, a disclosure duty exists if those known trends are reasonably expected to have material effects on the registrant’s financial condition or results of operations. With regard to the longer term dynamics identified in the Company’s October 9, 2013 earnings conference call, the Company believes that the Chief Executive Officer’s comments involve anticipation of potential future trends, and therefore are not subject to the requirements of Item 303(a)(iii)(A) of Regulation S-K.

Securities and Exchange Commission

March 14, 2014

Although the longer term dynamics discussed above are not required to be disclosed in the Management’s Discussion and Analysis (“MD&A”) of its periodic reports, the Company refers the Commission to existing disclosures in the Company’s Annual Report on Form 10-K, including the following paragraph from “Item 1—Business” of the Company’s Annual Report on Form 10-K at page 8:

Raw Materials

The sources and availability of the raw materials we use in our business continue to be adequate to meet our current and projected needs. Over the past 12 months, in general we experienced steady raw material costs. Certain material costs experienced significant (and usually volatile) cost increases due to increasing global demand, unusually high planned and unplanned raw material production shutdowns, certain lower-than-normal global crop yields, certain escalating feedstock costs, foreign exchange effects, China export controls and tariffs, supplier consolidation and related pricing discipline, and decreased natural gas costs relative to the cost of oil, which has caused cracking optimization and, therefore, a reduction in the supply of certain materials. On a long-term basis, we anticipate the costs of the raw materials we use will continue to be subject to upward pressure.

and the following risk factor appearing in the Company’s Annual Report on Form 10-K at pages 12 and 13:

Fluctuations in the supply and prices of raw materials may negatively impact our financial results.

We obtain the raw materials needed to manufacture our products from a number of suppliers. Many of our raw materials are petroleum-based derivatives, minerals and metals. Under normal market conditions, these materials are generally available on the open market and from a variety of producers. From time to time, however, the prices and availability of these raw materials fluctuate, which could impair our ability to procure necessary materials or increase the cost of manufacturing our products. The costs of the raw materials we use are under generally upward pressure due to escalating energy and related feedstock costs, increased levels of global demand, improved levels of supplier pricing discipline and declines in the value of the U.S. dollar. If the prices of raw materials continue to increase and we are unable to pass these increases on to our customers, we could experience reduced gross profit margins.

Securities and Exchange Commission

March 14, 2014

The Company is aware of the MD&A requirement concerning disclosure of known trends and will continue to assess whether developments in its business have resulted from the long-term dynamics identified in its Chief Executive Officer’s comments, or if other matters identified as potentially affecting raw materials costs have become “known” trends or uncertainties subject to disclosure under Item 303(a) of Regulation S-K.

Critical Accounting Policies and Estimates, page 22

SEC Comment #2:

You disclose on pages 22 and 43 that, under the new FASB guidance you early adopted in fiscal 2012, you only perform the two-step quantitative goodwill impairment test if you conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. On page 43 you indicate that you applied both the qualitative and traditional two-step quantitative processes during your annual goodwill impairment assessment for fiscal 2013 which implies that you believed that at least one of your goodwill reporting units was at risk of being impaired. Please identify for us the goodwill reporting units for which you performed the two-step quantitative assessment and quantify the amount of goodwill allocated to each of those reporting units as of May 31, 2013. If you do not believe that any of your goodwill reporting units were at risk of being impaired, please tell us why you performed both the qualitative and quantitative goodwill impairment tests as of May 31, 2013.

Response:

During fiscal 2012, the Company early adopted Accounting Standards Codification (“ASC”) 350-20-35, “Goodwill – Subsequent Measurement,” that simplifies how an entity tests goodwill for impairment and includes an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A traditional two-step quantitative goodwill impairment test is required only if the Company concludes through its qualitative testing that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. However, the guidance in ASC 350 also includes an unconditional option for an entity to bypass a qualitative assessment and instead to proceed directly to performing the two-step quantitative analysis. The Company had been monitoring actual-versus-projected financial results for each of its reporting units throughout fiscal 2013, and as of its March 1 testing date, determined that it was appropriate to perform step one of the traditional two-step quantitative test for two of its reporting units rather than the qualitative analysis.

For one of the Company’s reporting units, even though the Company believed it was not more-likely-than-not that the fair value was less than its carrying amount, the Company elected to perform the step one quantitative analysis for fiscal 2013 based upon this reporting unit’s losses related to a strategic decision to exit certain unprofitable contracts outside of North America, combined with a challenging economic environment in Europe, which created a shortfall in this reporting unit’s actual 2013 results compared to its 2013 plan results and compared with the 2013 forecasted figures included in its previous fiscal 2011 step one test.

Securities and Exchange Commission

March 14, 2014

The second of the two reporting units had actual 2013 sales and earnings ahead of operating results for the prior year period, but a shortfall in actual 2013 earnings compared to 2013 plan results, and 2014 forecasted earnings that were being revised downward. Although the Company believed that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount, the Company determined that it was prudent to perform a quantitative assessment as this reporting unit was a recently acquired business that had not yet undergone a step-one goodwill impairment test.

For the reasons dictated above, the Company elected to perform a quantitative analysis for these two reporting units during fiscal 2013. The Company’s goodwill impairment analysis for these two reporting units during fiscal 2013 did not result in any indicators of impairment, rather, the results of the tests indicated that the fair value of each of these reporting units was more than double their respective carrying values.

SEC Comment #3:

As previously requested in our comment 2 from our comment letter dated January 17, 2013, please provide draft disclosure to be included in future filings that discloses for each reporting unit that is at risk of failing step one of the quantitative goodwill impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Securities and Exchange Commission

March 14, 2014

Response:

Based on the results of the Company’s most recent impairment assessment, management determined that there were no reporting units currently at risk of failing step one of the quantitative goodwill impairment test. The Company will comply with this comment in future filings for any of those reporting units at risk of failing step one of the quantitative goodwill impairment test. Specifically, with regard to the results of future testing, for any of those reporting units whose estimated fair value is not substantially in excess of its carrying value, and to the extent that goodwill for those reporting units, either individually or in the aggregate, could materially impact the Company’s operating results, the Company will disclose the information requested.

The Company’s current disclosures include a description of the methods and key assumptions used in its step one tests and how the key assumptions are determined, along with a discussion of the degree of uncertainty associated with the key assumptions. The Company acknowledges that if the operating results of any of its businesses have been, or are expected to be, adversely impacted by known events, trends or circumstances then the facts surrounding those circumstances will be disclosed. In future filings, the Company will expand its disclosure with regard to any reporting unit that is at risk of failing step one of the quantitative goodwill impairment test by including the percentage by which fair value exceeded carrying value as of the date of the most recent test, the amount of goodwill associated with the reporting unit and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Liquidity and Capital Resources, page 30

SEC Comment #4:

You disclose on page 31 that approximately 85% of your consolidated cash and cash equivalents were held at various foreign subsidiaries. We note that you do not intend to repatriate any significant amount of these cash balances to the U.S. Please revise to describe any restrictions on either the use or transfer of cash held by your foreign subsidiaries.

Response:

As of May 31, 2013, cash balances held by the Company’s foreign subsidiaries that were subject to restrictions on either the use or transfer of cash amounted to less than 1% of the total amount of cash held by the Company’s foreign subsidiaries. The Company will continue to monitor the significance of any restrictions in place with regard to the cash balances held at its foreign subsidiaries, and will comply with this comment in future filings by updating its disclosures if any restricted balances become significant.

Securities and Exchange Commission

March 14, 2014

SEC Comment #5:

Please tell us the impact that the Moving Ahead for Progress in the 21st Century Act (“MAP-21”) had upon your future minimum required pension contributions. If material, please also show us how you will revise your future filings on page 33 to address the expected future impact of this legislation on your liquidity and contractual obligations.

Response:

Currently MAP-21 has had no impact on the Company’s required pension contributions. While MAP-21 has reduced current minimum required contributions to zero, the Company has chosen to maintain the status quo in determining the pension contributions that it is making. As such, the Company has decided to continue to contribute based on pre-MAP-21 rates. Such expected contributions are reflected in the Contractual Obligations table on page 33 of the Company’s Form 10-K for the year ended May 31, 2013.

Consolidated Financial Statements, page 35

Note P — Contingencies and Other Accrued Losses, page 64

SEC Comment #6:

You disclose on page 64 of your Form 10-K and page 23 of your Form 10-Q for the quarter ended November 30, 2013 that it is reasonably possible that excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please provide draft disclosure to be included in future filings, that discloses an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

At page 64 of the Company’s Annual Report and at page 23 of the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013, the Company states “[w]hile it is reasonably possible that excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.” The Company is not currently aware of any loss exceeding amounts already recognized. However, even if any such loss were to occur, the Company estimates it would be immaterial. For future filings in which the Company continues to estimate such losses to be immaterial, the Company proposes to replace the passage, a portion of which was identified by the Commission in its comment, with the following:

Securities and Exchange Commission

March 14, 2014

We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability coverage, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims. Product liability reserves are established based upon actuarial calculations of potential liability using industry experience, actual historical experience and actuarial assumptions developed for similar types of product liability claims, including development factors and lag times. To the extent there is a reasonable possibility that potential losses could exceed the amounts already accrued, we believe that the amount of any such additional loss would be immaterial to our results of operations, liquidity and consolidated financial position.

SEC Comment #7:

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:

Although the Company estimates that any additional loss would be immaterial, in response to this comment the Company advises the Commission that on a quarterly basis, the Company considers loss contingencies by reviewing reports concerning ongoing litigation and environmental matters developed by Company personnel and outside advisors. The Company also reviews quarterly legal update letters from law firms providing services to the Company. Furthermore, on a monthly basis, the Company’s executives meet to review and discuss significant matters affecting the Company, including but not limited to loss contingencies that may be identified from time to time. Through these processes, the Company, with the assistance of its outside legal and accounting advisors, indentifies and reviews potential loss contingencies, considers reasonably possible ranges of loss for each such contingency, and determines whether new or additional disclosures about such contingencies in the Company’s periodic filings are warranted.

Securities and Exchange Commission

March 14, 2014

Definitive Proxy Statement on Schedule 14A filed August 27, 2013

Compensation Discussion and Analysis, page 26

Annual Cash Incentive Compensation, page 31

SEC Comment #8:

We note your disclosure on page 31 that “[o]ver the course of fiscal 2013, however, the Compensation Committee determined that cash incentives paid would range from zero to 150% of salary with a target of 100% for all direct reports of the Chief Executive Officer, regardless of title . . . .” With a view towards future disclosure, please tell us what factors were considered by the compensation committee in determining to revise the salary range targets for cash incentives for various officer titles.

Response:

Prior to fiscal 2013, cash incentives for the Company’s Senior Vice Presidents and above ranged from zero to 150% of salary with a target of 100% of salary, and cash incentives for the Company’s Vice Presidents ranged from zero to 100% of salary with a target of 60% of salary. Over the course of fiscal 2013, the Compensation Committee determined to standardize the range for cash incentives for any officer who reports directly to the Chief Executive Officer, namely Messrs. Rice, Hoogenboom, Gordon and Moore. Furthermore, in aligning the cash incentive ranges, the Compensation Committee considered that each of Messrs. Rice, Hoogenboom, Gordon and Moore are awarded his actual incentive compensation awards based upon the same criteria, as more fully described at page 33 of the Company’s Definitive Proxy Statement.

In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 14, 2014

We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Russell L. Gordon
Edward W. Moore
Thomas F. McKee

Attachment 1

Acknowledgement

In connection with the submission of its response to the comments issued in the U.S. Securities and Exchange Commission, Division of Corporation Finance’s letter of February 14, 2014, RPM International Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RPM International Inc.

/s/ Edward W. Moore

Edward W. Moore
Senior Vice President, General Counsel and
Chief Compliance Officer

Dated March 14, 2014